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                                                                                               EXHIBIT 12

                       SOUTHWESTERN ELECTRIC POWER COMPANY
         Computation of Consolidated Ratios of Earnings to Fixed Charges
                        (in thousands except ratio data)

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                                                                                                  Twelve
                                                                                                  Months
                                                             Year Ended December 31,              Ended
                                                -----------------------------------------------
                                                  1997      1998      1999      2000     2001     9/30/02
                                                  ----      ----      ----      ----     ----     -------
Earnings:
  Income Before Extraordinary Item             $ 92,966  $ 97,994  $ 86,205  $ 72,672  $ 89,367   $ 77,465
  Plus Federal Income Taxes                      39,791    57,506    49,180    12,058    70,121     77,885
  Plus State Income Taxes                         4,605     5,089     6,162     2,538     8,385      7,997
  Plus Provision for Deferred Income Taxes       (2,209)  (11,909)  (17,347)   14,653   (31,396)   (44,158)
  Plus Deferred Investment Tax Credits           (4,662)   (4,631)   (4,565)   (4,482)   (4,453)    (4,525)
  Plus Fixed Charges (as below)                  52,952    57,084    61,177    62,384    59,744     57,557
                                               --------  --------  --------  --------  --------   --------
     Total Earnings                            $183,443  $201,133  $180,812  $159,823  $191,768   $172,221
                                               ========  ========  ========  ========  ========   ========

Fixed Charges:
  Interest on Long-term Debt                   $ 40,440  $ 39,233  $ 38,380  $ 43,547  $ 41,401   $ 41,075*
  Interest on Short-term Debt                     5,736     8,591    13,800    10,174     9,680      7,819*
  Distributions on Trust Preferred Securities     5,582     8,662     8,662     8,663     8,663      8,663
  Interest Portion of Financing Leases            1,194       598       335      -         -          -
                                               --------  --------  --------  --------  --------   --------
     Total Fixed Charges                       $ 52,952  $ 57,084  $ 61,177  $ 62,384  $ 59,744   $ 57,557
                                               ========  ========  ========  ========  ========   ========

Ratio of Earnings to Fixed Charges                 3.46      3.52      2.95      2.56      3.20       2.99
                                                   ====      ====      ====      ====      ====       ====

* Certain  amounts have been  reclassified  between  interest on short-term  and
long-term   debt   compared   to  periods   prior  to  January  1,  2002.   This
reclassification had no affect on the ratio.
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